UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE NASDAQ STOCK MARKET, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The National Association of Securities Dealers, Inc. IRS # 53-0088710

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 22,138,996

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,548,028

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,138,996

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 26.6%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer The Nasdaq Stock Market, Inc.
	(b)	Address of Issuer’s Principal Executive Offices One Liberty Plaza New York, New York 10006

Item 2.
	(a)	Name of Person Filing The National Association of Securities Dealers, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 1735 K Street, N.W. Washington, DC 20006
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 631103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 22,138,996
	(b)	Percent of class: 26.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 22,138,996
		(ii)	Shared power to vote or to direct the vote Not applicable
		(iii)	Sole power to dispose or to direct the disposition of 4,548,028
		(iv)	Shared power to dispose or to direct the disposition of Not applicable

In connection with the restructuring of the National Association of Securities Dealers, Inc. (“NASD”) in 2000, NASD issued and sold 10,806,494 warrants (“Warrants”) to purchase up to an aggregate of 43,225,976 outstanding shares of The Nasdaq Stock Market, Inc.’s

(“Nasdaq”) common stock, par value $0.01 per share (the “Common Stock”).  Each Warrant was originally exercisable for one share of Common Stock in each of four consecutive exercise periods of approximately one-year each (the first exercise period expired at the close of business on June 27, 2003, the second period expired at the close of business on June 25, 2004, and the third period expired at the close of business on June 27, 2005).

As of December 31, 2005, 10,718,819 Warrants remained outstanding to purchase up to an aggregate of 10,718,819 shares of the Common Stock held by or on behalf of NASD.

On January 13, 2006, the SEC approved Nasdaq’s application for registration as a national securities exchange, subject to the satisfaction of certain conditions.  Until Nasdaq is operating as an exchange (“Exchange Registration Confirmation”), the shares of Common Stock underlying the Warrants are subject to a voting trust agreement (the “Voting Trust”) whereby a voting trustee will vote all shares of Common Stock underlying unexpired and unexercised Warrants, as well as those shares sold upon the exercise of Warrants, as directed by NASD.  Shares of Common Stock purchased upon the valid exercise of Warrants will be released from the Voting Trust upon the earlier to occur of the (i) Exchange Registration Conformation or (ii) the filing of a registration statement applicable to such shares.  The ability of a holder of Common Stock purchased through the exercise of a Warrant to dispose of the economic interest in such stock is not affected by the Voting Trust.  Finally, any shares of Common Stock underlying expired and unexercised Warrants will revert to NASD.

As of December 31, 2005, the 22,138,996 shares of Common Stock beneficially owned by NASD was composed of the following:

•      4,548,028 shares of Common Stock that were subject to expired and unexercised Warrants.  Such shares were owned by NASD and not subject to the Voting Trust.  NASD had sole dispositive and voting power over such shares.

•      6,872,149 shares of Common Stock that were sold upon exercise of Warrants and remain subject to the Voting Trust.  As a consequence of the Voting Trust, NASD retains voting power over such shares until Exchange Registration Confirmation, but has no economic interest in such shares.  Dispositive power over such shares is held by their record holders.

•      10,718,819 shares of Common Stock that are subject to unexpired and unexercised Warrants.  NASD may be deemed to have voting power over these shares through the Voting Trust until Exchange Registration Confirmation, but does not have dispositive power over any of these shares until the applicable exercise period of the Warrants expires.  All of these shares can be purchased by Warrant holders through the close of business on June 27, 2006, the date on which the fourth exercise period expires.

On February 9, 2006, Nasdaq, NASD and certain holders of shares of Common Stock purchased by such holders upon the exercise of Warrants (which shares were subject to the Voting Trust) (the “Selling Stockholders”) entered into an underwriting agreement with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Thomas Weisel Partners LLC, Citigroup Global Markets Inc., Friedman, Billings, Ramsey & Co., Inc., Keefe, Bruyette & Woods, Inc., and Sandler O’Neill & Partners, L.P., on behalf of the several underwriters named therein, providing for, among other things, the sale by (i) NASD of 3,505,886 shares of Common Stock that were underlying expired and unexercised Warrants (the “NASD Base Offering Shares”) and (ii) the Selling Stockholders of 3,389,343 shares of Common Stock (which shares are to be released from the Voting Trust in connection with such sale) (the “Selling Stockholder Shares”) in a registered public offering.  The underwriters may also exercise an option for a period of 30 days after February 9, 2006, pursuant to the underwriting agreement, to purchase from NASD an additional 1,042,142 shares of Common Stock that were underlying expired and unexercised Warrants (the “NASD Additional Offering Shares”).  The sale of the NASD Base Offering Shares and the Selling Stockholder Shares in the registered public offering is expected to close on February 15, 2006.

NASD will cease to be the beneficial owner of the NASD Base Offering Shares, the NASD Additional Offering Shares and the Selling Stockholder Shares upon the consummation of the sale of such shares in the registered public offering.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date
/s/ Todd T. Diganci
Signature
Todd T. Diganci/Executive Vice President and Chief Financial Officer
Name/Title